P.E. 1/31/02



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January 2002 Commission File Number: 0-30024

CFM MAJESTIC INC.

(Name of registrant)


SEC MAIL
RECEIVED
FEB 12 2002
366
WASH. D.C.
SECTION

475 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
I	Monthly Change in Outstanding and Reserved Securities	3

EXHIBIT I

FORM: 1 | **Company Name: CFM MAJESTIC INC.** **Stock Symbol: CFM**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**37,899,834**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) Shares were issued as partial payment for the CFM Majestic Inc. acquisition of Keanall Holdings Limited	2,526,314	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**40,426,148**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM: Employee Share Purchase Plan		
	Opening Reserve for Share Purchase Plan / Agreement		**164,267**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**164,267**

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Plan

Stock Options Outstanding — Opening Balance	**3,265,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Jan. 31/02	Dale Trombley*	Nov. 27/96	Nov. 27/03	$8.375	6,600
Jan. 31/02	Dan Downing*	May 17/96	May 17/03	$5.875	5,266
Jan. 31/02	Dan Downing*	Nov. 27/96	Nov. 27/03	$8.375	13,200
Jan. 31/02	Dan Downing*	Oct. 1/98	Oct. 1/05	$7.800	6,000
Jan. 31/02	Dan Downing*	Oct. 4/99	Oct. 4/06	$11.250	6,000
Jan. 31/02	Dan Downing*	Jul. 26/00	Jul. 26/07	$6.250	13,334
Jan. 31/02	Bob Heins*	Oct. 4/99	Oct. 4/06	$11.250	1,667
Jan. 31/02	Bob Heins*	Jul. 26/00	Jul. 26/07	$6.250	3,334
Jan. 31/02	Ron Calvert*	Oct. 4/99	Oct. 4/06	$11.250	25,000
Jan. 31/02	Pat Kelly*	Nov. 27/96	Nov. 27/03	$8.375	6,600
Jan. 31/02	Pat Kelly*	Oct. 1/98	Oct. 1/05	$7.80	2,000
Jan. 31/02	Pat Kelly*	Oct. 4/99	Oct. 4/06	$11.250	3,334
Jan. 31/02	Sheila Hamilton*	Oct. 4/99	Oct. 4/06	$11.250	3,334
Jan. 31/02	Sheila Hamilton*	Jul. 26/00	Jul. 26/07	$6.250	6,667
*Options were cancelled in connection with the payment of the cash benefit of such options by CFM Majestic Inc. to the Optionee in accordance with CFM Majestic Inc.'s Stock Option Plan				**SUBTOTAL**	102,336
Stock Option Outstanding — Closing Balance					**3,163,164**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		4,658,499
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**4,658,499**

All information reported in this Form is for the month of January, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME LINDA WOOD

PHONE / EMAIL (905) 670-7777 ext. 2329 lwood@cfmmajestic.com

DATE February 8, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM MAJESTIC INC.

By: 

Name: Sonya Stark
Title: Corporate Secretary

Date: February 8, 2002